Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synopsys, Inc.:

We consent to the use of our report dated December 15, 2011, with respect to the consolidated balance sheets of Synopsys, Inc. and subsidiaries (the Company) as of October 29, 2011 and October 30, 2010, and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended October 29, 2011, and the effectiveness of internal control over financial reporting as of October 29, 2011, incorporated herein by reference.

Our report on the consolidated financial statements refers to changes in the Company’s method of accounting for business combinations in fiscal 2010.

/s/ KPMG LLP

Santa Clara, California
March 6, 2012